SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: January 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Disclosure of shareholdings: Sonata 22.7%

Disclosure of shareholdings

Adecco S.A. Chéserex: Pursuant to art. 20 of the Federal Act on Stock Exchanges and Securities Trading, Adecco S.A. has received the following notification:

1.	Name of the listed company

Adecco S.A.

2.	Number and type of shares and proportion of voting rights (total holdings in percent)

42,465,494 Registered Shares Adecco SA; 22.7% (5.5%: Call Options; 17.2%: Put Options).

3.	Identity of the involved parties

Sonata Securities S.A., 7, Val Sainte-Croix, L-1371 Luxembourg (“Sonata”)

4.	Indirect sale, relationship between the beneficial owner and the direct vendor

n.a.

5.	Type and amount of the equity securities, of the conversion, share purchase or share sales rights held and the voting rights attached to them

(a)	Sonata has the right to exchange the Notes owned by it for up to 10,294,665 (5.5%) Adecco shares during the term of the Notes (such right, the “Exchange Right”; Sonata’s Call Options).

(b)	Deutsche Bank AG has the right – in certain circumstances and subject to additional legal requirements relating to the enforcement of security interests – to deliver to Sonata up to 32,170,829 Adecco shares (17.2%; Sonata’s Put Options) in satisfaction of Deutsche Bank AG’s obligations under the Notes (the “Collateral Pass-Through Right”). Deutsche Bank would only be in a position to exercise their right if there is an event of default under the Bilateral Equity Linked Contract between Jacobs Venture AG and Deutsche Bank AG dated as of 6 December 2005.

6.	Time (date) of acquisition, sale or understanding through which the shareholding reached, exceeded or fell below the percentage threshold

Subscription Agreement between Deutsche Bank AG and Sonata, dated as of 23 December 2005, pursuant to which Deutsche Bank AG undertakes to issue, and Sonata undertakes to subscribe, the CHF 767,300,000 1.5 per cent Exchangeable Notes due 2010 exchangeable into shares of Adecco S.A. (the “Notes”) to be issued on 30 December 2005 by Deutsche Bank AG.

Disclosure of shareholdings

7.	Further remarks

Sonata intends to issue on 30 December 2005 CHF 767,300,000 1.5 per cent Collateralised Equity-linked Limited Liability Obligations Bonds due 2010 Exchangeable for Ordinary Shares of Adecco S.A (the “Sonata Bonds”). The proceeds of the issuance of the Bonds will be used to acquire the Notes.

A. Collateral Pass-Through Rights

Sonata’s obligations under the Sonata Bonds are secured by a charge over the Notes. Adecco shares received by Sonata pursuant to the Collateral Pass-Through Right will be sold by the selling agent and the proceeds distributed to the holders of the Sonata Bonds, in each case as contemplated by, and in accordance with, the terms and conditions of the Sonata Bonds.

B. Exchange Rights

Pursuant to a further agreement between Deutsche Bank AG and Sonata, dated as of 23 December 2005:

1.	Sonata undertakes and agrees, upon receiving a valid exchange notice in respect of any Sonata Bond(s) (the “Sonata Exchange Bonds”) to exercise its Exchange Right in respect of a principal amount of Notes equal to the principal amount of Sonata Exchange Bonds by delivering an exchange notice; and

2.	Sonata undertakes and agrees that it will not exercise the Exchange Right in respect of the Notes except and to the extent that the exchange right in respect of the Sonata Bonds has been exercised.

Consequentially, all Adecco shares acquired by Sonata through the exercise of Exchange Rights will be transferred to the holders of the Sonata Bonds.

Adecco S.A.	03 January 2006

Contact:

Investor Relations:

Tel: +41 44 878 89 25

E-Mail: investor.relations@adecco.com

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects more than 700,000 associates with business clients each day through its network of 33,000 employees and over 6,600 offices in 75 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X: ADEN), the New York Stock Exchange (NYSE: ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 3 January 2006	By:
Jim Fredholm
Chief Financial Officer

Dated: 3 January 2006	By:
Hans R. Brütsch
Corporate Secretary